DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-24-07

[redacted]

07050070

March 27, 2007

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/27/07

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2007

Dear Mr. Guess:

This is in response to your letters dated January 24, 2007 and March 5, 2007 concerning the shareholder proposal submitted to Wal-Mart by the National Legal and Policy Center. We also have received a letter on the proponent's behalf dated February 5, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

March 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2007

The proposal requests that the company provide a report disclosing the company's charitable contributions and related information.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

January 24, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials relating to the solicitation of proxies in connection with Wal-Mart's 2007 Annual Shareholders Meeting (the "2007 Proxy Materials"). The Proposal was submitted by the National Legal and Policy Center (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2007 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Wal-Mart intends to commence the printing of the 2007 Proxy Materials on or about April 12, 2007, so that it may begin mailing the 2007 Proxy Materials no later than April 16, 2007. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal

Wal-Mart received the Proposal on December 14, 2006. The Proposal requests a report on the Company's: (i) policies and procedures for charitable contributions with corporate assets, (ii) monetary and non-monetary contributions made to nonprofit and other charitable organizations, and (iii) the rationale for each charitable contribution. The report may include information on contributions made by the Wal-Mart Foundation (the "Foundation") and may be provided on the Company's website.

II. The Proposal has been Substantially Implemented

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal from the proxy materials if "the company has already substantially implemented the proposal." As the Staff has noted, a proposal need not be specifically implemented to be excluded under the principles of Rule 14a-8(i)(10). *See* Release 34-20091 (August 16, 1983) (stating that a company need not have "fully" implemented a proposal to avail itself of an exclusion under the provision of the precursor of the current version of Rule 14a-8). Pursuant to that interpretation, the Staff has stated that a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *See* Texaco Inc. (available March 29, 1991). As amended in 1998, Rule 14a-8 reflects the view of the 1983 interpretation by adopting the current language of Rule 14a-8(i)(10). In addition, in responding to no-action requests, the Staff has permitted exclusion of a proposal under the principle of substantial implementation where the company had implemented a number, but not all, of the parts in a multi-part proposal. *See* Columbia/HCA Healthcare Corp. (available February 19, 1998) (concurring that a proposal could be excluded where the company had implemented three of four actions requested by the proposal).

As is demonstrated by the discussion below, the Company believes the information it makes publicly available on its websites related to charitable contributions substantially implement the Proposal. Thus, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

A. Disclosure of Policies and Procedures for Charitable Contributions

The first prong of the Proposal's resolution requests that the Company disclose its "[p]olicies and procedures for charitable contributions (both direct and indirect) made with corporate assets." Wal-Mart has already substantially disclosed its policies and procedures related to its charitable contributions. The Company makes charitable contributions at the local store and club level and also from its headquarters through its Corporate Giving Program, which includes the Wal-Mart Foundation and direct giving by the Company.

Wal-Mart's Corporate Giving program provides grants to local organizations, which are made by each store and club in the particular community. Organizations apply for grants through those individual stores and clubs, and the decision whether to donate is made at the store and club level. Wal-Mart's policies concerning its charitable contributions made through the Corporate Giving program and how to apply for a local grant are disclosed on its website, www.walmartstores.com, of which a copy of the pertinent pages is attached as Exhibit B. That site and the Company's site at www.walmartfacts.com detail the Company's philosophy on charitable giving, the types of monetary and non-monetary contributions that the Company has made and will make, how to apply for a local grant, what type of entities and activities are eligible for grants and the type of activities as to which the Company will not make grants. In addition, the site provides a link to Wal-Mart's current Charitable Giving report, a copy of which report is attached as Exhibit C, which again states the Company's giving philosophy and itemizes Wal-Mart's major contributions for the year.

On its website, www.walmartfoundation.org/wmstore/goodworks, the Foundation provides its "Grass Roots Giving" community involvement policy, which describes what the Foundation funds (i.e., the major contributions made), the activities that the Foundation will not fund, the programs used to provide donations, the types of donations and grants made, and the eligibility requirements for receiving donations. In certain instances, such as with respect to the Foundation's scholarship program, that website gives very detailed information regarding applications for grants. Copies of the pertinent web pages are provided as Exhibit D. The site also directs those organizations seeking grants to contact the Community Involvement Coordinator at their local store or club.

As evidenced by the foregoing discussion, the Company has already substantially disclosed its policies and procedures for contributions made with respect to its charitable giving.

B. Disclosure of Monetary and Non-monetary Contributions

The second prong of the Proposal's resolution seeks disclosure of "[m]onetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations." Wal-Mart has already substantially disclosed its charitable contributions, both cash and in-kind.

As discussed above, www.walmartstores.com lists the major organizations and programs receiving grants from the Company. While the website does not provide a list of grant recipients under the Company's Corporate Giving program, which number in the tens of thousands in any year, it does identify the largest beneficiaries of Wal-Mart's donations, disclosing which organizations have received over $1,000,000 and between $500,000 and $999,000. A copy of this information is provided as Exhibit E. Additional information by grant type and state is provided in the yearly Charitable Giving report, also available on the web site.

Greater disclosure is provided on www.walmartfoundation.org. The Foundation divides its contributions into environmental, children, education, and community. The specifics of each type of contribution are described. For example, in the "Community" section, a copy of which is attached as Exhibit F, the site describes various programs, tells visitors how to apply for grants, and lists the total amount given in the prior year. This section gives information on "Community Giving Stories," "Supporting Our Troops," "Speaking of Women's Health," "Salvation Army Red Kettle Program," "Hurricane Relief," "Volunteerism Always Pays," "United Way," "Helen R. Walton Award," "Disaster Relief," and "Community Grants." Each of the four types of contributions contains similar disclosures relating to their purpose, their goals, and the amounts pledged or already contributed by the Company and the Foundation. The Foundation also identifies on that website the largest beneficiaries of the Company's and the Foundation's donations for 2005, disclosing which organizations have received over $1,000,000, which have received between $500,000 and $999,000 and which have received between $100,000 and $499,999. A copy of the Foundation's major contributions is attached as Exhibit G.

In addition, on www.walmartfacts.com, the Company provides links to information regarding the Company's charitable giving by state, to numerous press releases related to charitable contributions made by stores, clubs, the Company and the Foundation, and Charitable Giving fact sheets which detail cash contributions and volunteer hours by main project.

Further information is provided to the public on the Foundation's tax return. The Foundation must file with the Internal Revenue Service a U.S. Return of Private Foundation, Form 990-PF, which lists Wal-Mart's contributions to the Foundation, major grants and contributions paid during the year, and the program guidelines or application instructions for its scholarships. The full return is available at www.foundationcenter.org.

As evidenced by the foregoing discussion, through reports and other information posted on its websites, the Company has already substantially disclosed the monetary and in-kind contributions made with respect to its charitable giving.

C. Disclosure of Charitable Contribution Rationale

The final prong of the Proposal's resolution requests that the Company provide the "[r]ationale for each of the charitable contributions." In its publications and on its websites, the Company has already substantially disclosed the rationale behind its charitable contributions.

On www.walmartfacts.com, the Company states that "[a]t Wal-Mart, we believe in a philosophy of operating globally and giving back locally. We know we can make the greatest impact on communities by supporting causes that are important to our customers and associates right in their own neighborhoods. That's why we make the majority of our charitable donations at the local level." Similar statements articulating the rationale for the charitable contributions made by the Company and the Foundation appear on the Foundation's website and the Company's corporate website. Pursuant to this philosophy, the Company's charitable giving programs are designed around its "grass roots efforts" to make contributions significant in the communities in which Wal-Mart operates stores and clubs. The majority of Wal-Mart's charitable giving is done locally. As such, and provided the corporate eligibility requirements have been met by the organization seeking a donation, the decision whether to donate is made most often at the local level by store managers or Community Involvement Coordinators. Donations are made based on the needs of the local community.

Aside from the information on its websites, the Company does not provide the rationale behind each individual grant made at the store and club level. As the largest corporate cash contributor in America, Wal-Mart donated over $245 million in 2005 to tens of thousands of recipients. Because each store and club has its own funding for local contributions and grants, and makes its own donation decisions, publishing the specific rationale behind each grant made by the Company and the Foundation would be unreasonable. The Company believes, however, that the philosophy behind its localized giving, the rationales for its charitable contributions provided on the various websites mentioned and the eligibility requirements to receive donations constitute a clear statement of the Company's overall charitable giving rationale.

As evidenced by the foregoing discussion, the Company has already reported its rationale for the charitable donations it makes through describing the philosophy and eligibility requirements for donations.

III. Conclusion

Based on the foregoing, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2007 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2007 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

Enclosures

Exhibit A

National Legal and Policy Center
"promoting ethics in public life"

December 13, 2006

Mr. Jeffrey J. Gearhart
Vice President and General Counsel
Wal-Mart
702 Southwest 8th Street
Bentonville, AR 72716-0215

VIA EXPRESS MAIL & FED EX

Dear Mr. Gearhart:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 69 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's charitable contributions.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Charitable Contributions
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046

Charitable Contributions Report

Resolved: The shareholders request that Wal-Mart provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;
2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;
3. Rationale for each of the charitable contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for the Wal-Mart Foundation and other charities and foundations controlled or managed by the Company.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

Wal-Mart's assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be consistent with shareholder interests.

Accordingly, the Company's rationale for charitable contributions should be disclosed to shareholders. Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets.

Company executives exercise wide discretion over the use of corporate assets for charitable purposes.

Absent a system of transparency and accountability for charitable contributions, Company executives may use Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. [See Special Report titled *Wal-Mart Embraces Controversial Causes: Bid to Appease Liberal Interest Groups Will Likely Fail, Hurt Business*, published by the National Legal and Policy Center (http://www.nlpc.org/pdfs/Wal-MartSpecial%20Report.pdf)]

SMITH BARNEY
citigroup

December 13, 2006

Corporate Secretary
Wal-Mart Stores, Inc.

Re: Shareholder Resolution of National Legal and Policy Center

Dear Madam or Sir:

Citigroup Global Markets Inc. holds 69 shares of Wal-Mart Stores, Inc. (the "Company") common stock beneficially for National Legal and Policy Center, the proponent of a shareholder proposal submitted to the Company in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Citigroup Global Markets Inc. have been beneficially owned by National Legal and Policy Center continuously for more than one year prior to the submission of its resolution. The stock was purchased on November 22, 2005, and Citigroup Global Markets Inc. continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jennifer McGlynn
Vice President / Wealth Management
Operations Manager

cc: Peter Flaherty, NLPC

The information contained herein was prepared for informational purposes only and does not represent an official statement of your account at the Firm. Please refer to your original statements for a complete record of your transactions, holdings and balances.

Citigroup Global Markets Inc. 1850 K Street, NW Suite 900 Washington, DC 20006 Tel 202 857 5444 Fax 202 857 5460 Toll Free 800 424 3209

<u>Exhibit B</u>

WAL★MART

Contact Us | Feedba

Home > Community > Community Giving

Careers | Investors | Suppliers | Journalists

Our Company | People | Community | Environment

Search: Entire Site For: Go

Our Commitment

Community Giving

Local Store Designs

Disaster Relief

Wal-Mart Foundation


Community Giving

Back to Community Giving

How to Apply for a Local Grant

Dedication to local organizations is the cornerstone of our Community Grant Program. Each store and club has funding to assist organizations and programs that improve the quality of life in the local community. Your organization may be eligible to request funding from the community involvement coordinator or store manager of your Wal-Mart, SAM'S CLUB, Neighborhood Market, or distribution center.

What is eligible?

- Nonprofit organizations with 501(c)3, 501(c)4, 501(c)6, or 501(c)19 federal tax codes
- Public, private, and parochial schools
- Government agencies such as city-/county-funded organizations
- Faith-based organizations whose projects and activities benefit the entire community (food bank, clothing shelter, etc.)

What is not eligible?

- Organizations or programs outside the local Wal-Mart or SAM'S CLUB community OR outside the U. or Puerto Rico
- Faith-based organizations whose projects benefit primarily their members or adherents
- Political causes or programs
- Advertising and film or video projects
- Travel for individuals, clubs, or organizations
- Capital campaigns and endowments

Talk with your local Wal-Mart or SAM'S CLUB manager or community involvement coordinator to see how your organization might benefit. More information is available at www.walmartfoundation.org.

Find the store closest to you.

walmart.com | Samsclub.com | walmartfoundation.org | walmartfacts.com
Store Finder | Site Map | Return Policy | Privacy Policy | Terms of Use

wasi08

Wal-Mart Gives Back to the Communities We Serve

At Wal-Mart, we believe in a philosophy of **operating globally and giving back locally**. We know we can make the greatest impact on communities by supporting causes that are important to our customers and associates right in their own neighborhoods. **We believe good... works.**

Wal-Mart is the Largest Cash Contributor in America.
In 2005, Wal-Mart donated **more than $245 million** to help charities and organizations throughout the U.S., and the majority **of those contributions were made to organizations at the local level.** These decisions are made at the local level, based on recommendations from associates and the community. That's because at Wal-Mart, we know that when we donate at the local level, we're supporting the communities we serve.

- Wal-Mart donated more than **$22,000 an hour or $6 a second** in 2005.
- In the wake of Hurricanes Katrina and Rita, we donated **more than $18 million in cash and more than $3 million in merchandise** to relief efforts.
- Wal-Mart donated **$1 million or more** to numerous charitable organizations. Among them: The American Cancer Society, The American Legion, The American Red Cross, The Boy Scouts, Boys & Girls Clubs of America, Children's Miracle Network, Girl Scouts of America, The National Council of La Raza, The National Fish and Wildlife Foundation, The National Minority Supplier Development Council Business Consortium Fund, The Salvation Army, The United Negro College Fund, The United Way and The Veterans of Foreign Wars Foundation.

Volunteerism Always Pays. Always.
In addition to making charitable contributions to various organizations and causes, we also are active in supporting an **extensive associate volunteer network**. This network has become **one of the largest volunteer programs** in the U.S., **and it grows as we grow.** As part of our grassroots style of giving, many of our community involvement programs directly involve our associates working with local community non-profit organizations and their projects.

- Wal-Mart's associate volunteer program, Volunteerism Always Pays (V.A.P.), encourages our associates to **take active volunteer roles in their communities**. After an associate serves as a volunteer with an organization for a certain number of hours, **Wal-Mart makes a financial contribution** to the organization in their name. This allows an associate's time contribution to go even further and do even more good.
- Through the V.A.P. program, our associates record an average of **800,000 volunteer hours annually.** As a result of this volunteer activity, the program gives approximately $5 million to organizations where Wal-Mart and SAM'S CLUB associates volunteer.
- Numerous associates **have been recognized in their communities** and by the organizations they serve for their **outstanding efforts.**

Our Communities, Our Associates and Our Partners Help Us Help Others.
At Wal-Mart, we serve thousands of communities across America and in those communities we've formed some remarkable partnerships. These relationships allow us to connect with our associates and our more than 100 million customers per week to do **enormous good on both the local and national level.**

- The **National Teacher of the Year program** is part of Wal-Mart's long-term commitment to supporting education throughout the United States. The program provided $4.3 million to schools across the country and honored top teachers. Since its inception in 1995, Wal-Mart's Teacher of the Year program has recognized more than 25,000 teachers nationwide. **Wal-Mart contributed more than $45 million in support of educational initiatives in 2005.**

- **More than 100,000 local grants, totaling more than $70 million are estimated to be awarded through the Community Grant program in 2005**. These grants helped support organizations large and small, such as local schools, YMCA and other youth programs, fire departments, and more.

- **In 2005, due to the unprecedented hurricane needs, Wal-Mart doubled the number of days the Salvation Army's traditional holiday "Red Kettle" bell ringers were able to raise much needed financial resources** in front of Wal-Marts and SAM'S CLUBs. Also, Wal-Mart was the first organization to host its own "online Red Kettle," and the company committed to matching the first $1 million raised in the Red Kettles in front of its locations and online. **This year more than $26 million was raised through the Red Kettles and online donations, which is nearly a $10 million increase from 2004.**

- In 2005, Wal-Mart made it possible for customers nationwide to **send more than 23,000 messages of support to our military men and women serving abroad during the holiday season through Wal-Mart in-store kiosks.** Also in 2005, Wal-Mart donated **5,100 pre-paid telephone calling cards** worth more than $125,000 to our men and women serving abroad. Defense Secretary Donald Rumsfeld himself delivered the cards to our troops on a surprise visit to Iraq. These cards **helped military members serving overseas connect with friends and loved ones at home during the holidays** and are just one example of the lengths Wal-Mart goes to support our men and women in uniform.

- Children's Miracle Network (CMN), a national organization that aids children's hospitals across the country, has always been one of the most significant benefactors of Wal-Mart giving. In 2005, it is estimated that the Wal-Mart & SAM'S CLUB Foundation **provided $4.4 million in direct support** to CMN. In addition to this support, grants and donations raised through Wal-Mart and SAM'S CLUB stores nationwide provided $30 million to the CMN.

- Since our partnership with the National Center for Missing and Exploited Children began in 1996, Wal-Mart stores have posted the pictures of more than 6,500 missing children. This partnership has resulted in **142 children being recovered as a direct result of Wal-Mart's Missing Children Boards.** Wal-Mart also continues to promote Code Adam, a program created by Wal-Mart ten years ago and used today by other businesses. The Code Adam program immediately alerts all employees to assist in finding children that are separated from their parents in a Wal-Mart or SAM'S CLUB.

- Every day, fire, police, rescue and Emergency Medical Services (EMS) teams answer the call to serve. In 2005, Wal-Mart honored these brave men and women with $8.5 million in grants from its annual **"Safe Neighborhood Heroes" program.** Each of our 3,800 U.S. Wal-Mart stores, Neighborhood Markets, SAM'S CLUBS and distribution centers recognized the efforts of their hometown fire, police, rescue and EMS teams with direct financial donations. **Since its inception in 2002, $25 million has been contributed to emergency responders** through this annual program.

For more information about the many charitable organizations Wal-Mart has been privileged to partner with, please visit www. walmartfoundation.org.

###

Exhibit C

Wal-Mart Stores, Inc.



CHARITABLE GIVING

2005

WAL*MART

Sam's CLUB

"The impact Wal-Mart has had over the past year is one we won't soon forget."

—H. Lee Scott, Jr., President and CEO, Wal-Mart Stores, Inc.

Snapshot of 2005 Giving

	Total Cash*	In-Kind Services**	Raised***	Combined Total
Education				
Teacher of the Year Awards				
Scholarships				
Literacy Programs				
General Community Programs				
Total	$ 46,548,806	$ -	$ 9,002,226	$ 55,551,032
Environment				
National Fish and Wildlife Programs				
General Community Programs				
Total	$ 8,371,531	$ -	$ 220,331	$ 8,591,862
Health and Human Services				
Hurricane Relief				
Children's Miracle Network				
United Way				
General Community Programs				
Total	$ 87,982,454	$ 4,274,028	$ 55,842,939	$ 148,099,421
Civic and Community				
Safe Neighborhood Heroes				
Store Contributions				
General Community Programs				
Total	$ 74,630,806	$ 19,731,574	$ 6,421,655	$ 100,784,035
Culture and Arts				
General Community Programs				
Total	$ 5,401,249	$ -	$ 807,226	$ 6,208,475
Grand Total	$ 222,934,846	$ 24,005,602	$ 72,294,377	$ 319,234,825

*Total Cash includes Foundation and corporate dollars.
**In-Kind Services includes donated merchandise and goods.
***Raised includes funds contributed at Wal-Mart stores and Sam's Clubs.



"What a difference we could make if every American were encouraged and enabled to give back to their local communities."



Wal-Mart believes in giving back to the communities it serves every day. Our company maintains a giving spirit, and that spirit is found within the associates, as well.

I've always believed in being involved in the community and always thought that giving back was a great thing to do. Volunteer work is something I love doing. Every Saturday, I cook for the Loaves and Fishes family kitchen and make food for 700 to 900 orphans. Even my son joins me sometimes, calling me "Uncle Dad" because of all the volunteer work I participate in. The opportunities that I've had as a volunteer have been endless. I've been able to work with managers and other associates who really care for the communities just as I do. My position at Wal-Mart allows me to better help others in my community.

Wal-Mart works to set the example on how to best serve others. Now I'm setting the example for my children, my family and my fellow associates. Working with Loaves and Fishes and sharing my talents has been a true example of how giving locally can change so many lives. What a difference we could make if every American were encouraged and enabled to give back to their local communities.

Edwin Yap
Customer Service Manager
Wal-Mart Store #2517
Santa Ana, California

Dear Friends:

At Wal-Mart Stores, Inc., we know that working families count on us. They count on us for convenience. They count on being able to come into our stores and receive friendly, helpful service from our associates. And they count on being able to come to Wal-Mart to save money—on groceries, clothes, school supplies and just about everything you'd need to run a household.



But perhaps most importantly, our customers count on us to be a good neighbor. We are proud to be a "store of the community" for all of the communities we serve. We do this through the small things, like allowing the Girl Scouts to sell cookies in front of our stores or sponsoring a Little League team, and through the big things, like funding college scholarships, helping The Salvation Army raise millions through its Red Kettle campaign, and assisting emergency responders in times of disaster. Wal-Mart makes every effort to live up to our customers' expectations—and to our own.

We operate globally, but we give back locally. In 2005 we contributed more than $245 million in cash and in-kind donations to charitable organizations, with a majority of our giving made at the local level. Our store managers decide where the money goes and how it will make the most difference. At Wal-Mart, we will continue to evolve to meet the individual needs of the communities we serve.

Our donations last year not only helped those in times of despair, but also provided scholarships for the leaders of tomorrow, sent support to our troops and helped children struggling with sickness. We've partnered with numerous organizations to generate the resources necessary to assist wherever help is most needed. Our associates have volunteered thousands of hours to support local causes and organizations in their communities. We're proud of our efforts, and we're extremely proud that so many of our associates and customers have chosen to join us in support of these efforts.

Wal-Mart's impact over the past year is one we won't soon forget. There were so many instances of extraordinary need in the communities we serve. There were hurricanes on the Gulf Coast, tornadoes in the Plains and brush fires in the West. With so many among the Wal-Mart family affected by each of these disasters, we felt an even more urgent need to help. As I write this, we've contributed millions in cash and merchandise to the disaster relief efforts.

As we continue in 2006, we're confident that our philanthropic efforts will continue to grow as we grow. The generosity of our customers and our associates has shown no end, and neither will our commitment to them.

Sincerely,

H. Lee Scott, Jr.
President and CEO
Wal-Mart Stores, Inc.

Corporate Giving Overview

Giving Philosophy

At Wal-Mart, philanthropic stewardship is not simply company policy, it's a way of life. As the largest corporate cash contributor in America, we strive to give back to the areas we serve in ways that will have the strongest impact, by responding to each community's specific needs. That is why the majority of our more than $245 million in cash and in-kind charitable donations were made at the local level in 2005.

We believe the key to understanding the various issues that affect the communities where we have a presence is through cultivating a direct, sustained partnership between our stores, associates and customers. This ensures that charitable funds are distributed in a way that brings the most beneficial support to local communities. Through corporate and Foundation giving, fundraising and volunteering efforts, our grassroots style of philanthropy enables our associates to identify and support organizations that are directly improving the quality of life in their own neighborhoods.


Good Works
Central Elementary
Seven Hundred Fifty
Lincoln High
United Way
Wal-Mart

Examples of Our Philanthropic Efforts


WAL★MART
www.wal-mart.com

"The company led the way in corporate cash donations, with more than $18 million in cash donated to aid emergency relief efforts, including the Bush-Clinton Katrina Fund, The Salvation Army, the American Red Cross and the Texas Disaster Relief Fund."

Hurricane Katrina Response

On August 29, 2005, Hurricane Katrina tore through the Gulf Coast region, leaving colossal damage and destruction in its wake. As a result of Katrina, thousands of lives were lost, even more families were displaced, and entire communities were destroyed within a matter of hours. Without a doubt, Hurricane Katrina was one of the most devastating natural disasters to ever affect our country, and to this day, it still continues to leave its deep imprint on our nation.

As part of our continued commitment to serving those in need, Wal-Mart provided rapid-response relief to hurricane victims through its Emergency Operations Center (EOC). The dedicated members of the EOC team were able to quickly and effectively dispatch truckloads of supplies to those affected by the hurricane by working with Wal-Mart's high-speed logistics team. Additionally, in hard-hit Waveland, Mississippi, a 16,000-square-foot tent store was constructed to provide a refuge where hurricane victims could reach out to loved ones through the Connection Center, which housed cellular products and in-store kiosks, and purchase much-needed supplies.

Wal-Mart's helping hand extended far beyond immediate relief work. The company led the way in corporate cash donations, with more than **$18 million** in cash donated to aid emergency relief efforts, including the Bush-Clinton Katrina Fund, The Salvation Army, the American Red Cross and the Texas Disaster Relief Fund. Additionally, the company provided $14.5 million in cash assistance to more than 20,000 impacted associates through Wal-Mart's Associate Disaster Relief Fund.

Members of communities across the United States were directly engaged in contributing to hurricane relief efforts through fundraising centers set up in all 3,800 Wal-Mart stores and Sam's Clubs, which raised a total of $8.5 million for Katrina victims.

Serving those in need lies at the core of Wal-Mart's foundation. The company's hurricane relief efforts in 2005 will be one of Wal-Mart's most lasting reminders of our commitment to the communities we serve.

Teacher of the Year 2005

Teachers have one of the most important jobs. Day in and day out, these educators are responsible for instilling knowledge and passion in the young minds of their students. For that alone, teachers deserve an A+.

Wal-Mart's *Teacher of the Year* program recognizes thousands of teachers across America for their hard work and commitment to our nation's youth. Since the program began in 1995, Wal-Mart Stores, Inc. has honored more than 26,000 teachers nationwide and donated more than $18.5 million to local schools. In 2005, the company provided more than $45 million in support of educational initiatives.

Our 2005 *Teacher of the Year* winner, Dr. Hector Ibarra of West Branch Middle School in West Branch, Iowa, is a teacher with not only an impressive track record for bringing science to life, but he is also a respected leader among his students and colleagues. Prior to achieving *Teacher of the Year* honors, he was nationally recognized for his work educating students about the environment.

During the ceremony, Wal-Mart invited Dr. Ibarra on a "science trip" to visit Wal-Mart's Aurora, Colo. Supercenter—the company's second experimental store focused on environmental sustainability. Environmental sustainability has become an increasingly important point of focus for Wal-Mart. The Aurora store features more than 50 experiments aimed at saving energy and helping the environment. As part of the award, Dr. Ibarra's school received a $25,000 educational grant from Wal-Mart, in addition to state and local grants totaling $36,000.

Dr. Ibarra was invited to receive a personal tour of these experiments at the store and learn first-hand what the world's largest retailer is doing to help the environment. Through this experience, Wal-Mart hopes to provide Dr. Ibarra the opportunity to share new information and ideas with his students. In addition, he received a personalized trophy, certificate and one-year membership to Phi Delta Kappa.

Born in Mexico near the one-room schoolhouse where his mother was the teacher and where he learned to speak English in the fourth grade, Dr. Ibarra is now a role model for many others. His life's work is a testament to how one educator can positively impact not only his students, but the community at large.

Phi Delta Kappa Executive Director Dr. William Bushaw said, "Dr. Ibarra is an outstanding representative of the thousands of outstanding teachers in this country who inspire their students every day."


WAL★MAR

National and State Giving Numbers for 2005

National:

Cash Contributions (Foundation and Corporate Dollars)	$222,934,846
In-Kind Donations (Donated Merchandise and Goods)	$24,005,602
Total Raised at Wal-Mart Stores and Sam's Clubs	$72,294,377
Grand Total (Cash, In-Kind, and Monies Raised)	$319,234,825

State:

State	Total Foundation and Corporate Contributions	Grand Total Contributed and Raised
AK	$ 585,752	$ 753,539
AL	$ 4,567,446	$ 6,349,148
AR	$ 43,333,889	$ 46,382,457
AZ	$ 4,875,588	$ 6,206,156
CA	$ 9,371,810	$ 13,229,876
CO	$ 4,040,425	$ 5,168,669
CT	$ 1,322,049	$ 2,067,092
DC	$ 1,241,600	$ 1,241,600
DE	$ 503,485	$ 686,222
FL	$ 13,970,789	$ 18,550,869
GA	$ 6,563,083	$ 9,367,363
HI	$ 458,775	$ 700,216
IA	$ 2,733,447	$ 3,869,723
ID	$ 892,112	$ 1,179,098
IL	$ 8,403,050	$ 10,922,725
IN	$ 5,007,310	$ 7,370,954
KS	$ 2,901,841	$ 3,933,593
KY	$ 4,086,216	$ 5,518,350
LA	$ 6,492,831	$ 7,884,662
MA	$ 1,809,356	$ 2,981,461
MD	$ 2,095,107	$ 2,887,463
ME	$ 1,169,977	$ 1,814,779
MI	$ 5,141,765	$ 6,706,378
MN	$ 3,374,666	$ 4,432,383
MO	$ 6,787,445	$ 9,436,702
MS	$ 3,350,443	$ 4,370,058
MT	$ 646,233	$ 831,469
NC	$ 6,622,517	$ 9,519,424
ND	$ 490,415	$ 659,838
NE	$ 1,730,830	$ 2,263,529
NH	$ 1,339,244	$ 1,926,997
NJ	$ 2,425,423	$ 3,129,561
NM	$ 1,800,813	$ 2,489,648
NV	$ 1,439,385	$ 1,891,815
NY	$ 6,498,871	$ 8,573,244
OH	$ 6,587,198	$ 9,273,013
OK	$ 6,021,674	$ 7,469,327
OR	$ 2,877,062	$ 3,343,295
PA	$ 6,209,489	$ 9,148,812
PR	$ 1,620,021	$ 1,951,646
RI	$ 337,576	$ 537,006
SC	$ 3,159,692	$ 4,622,741
SD	$ 677,966	$ 993,599
TN	$ 6,201,237	$ 8,323,693
TX	$ 24,828,760	$ 31,470,705
UT	$ 2,353,520	$ 3,150,675
VA	$ 9,475,149	$ 11,616,483
VT	$ 179,131	$ 260,179
WA	$ 2,361,680	$ 3,130,264
WI	$ 3,808,232	$ 5,673,302
WV	$ 1,621,629	$ 2,284,376
WY	$ 546,446	$ 688,646
Totals	**$ 246,940,450**	**$ 319,234,823**

*Donations are based upon the number of Wal-Mart Stores, Supercenters, Neighborhood Markets and Sam's Club locations in each state.

Wal-Mart Stores, Inc.
702 SW 8th St.
Bentonville, AR
72716-0150
www.walmartfacts.com

Exhibit D

What We Fund

Environment
Environmental Commitment | Environmental Stores | Kids Recycling Challenge | What You Can Do

Children
Children's Miracle Network | Code Adam | Give Kids The World | Military Families Outreach Project | Missing Children's Network | Project Insight

Community
Community Giving Stories | Supporting Our Troops | Speaking Of Women's Health | Salvation Army Red Kettle Program | Hurricane Relief | Volunteerism Always Pays | United Way | Helen R. Walton Award | Disaster Relief | Community Grants

Education
Education & Diversity | Scholarships | Students In Free Enterprise | Teacher Of The Year | Wal-Mart LP Youth Outreach

About Us

What We Fund

walmartstores.com

walmart.com

Grass Roots Giving

Our Community Involvement Policy

We believe that community concerns are best addressed in our local communities. Our grassroots style of giving enables our Associates to identify and support organizations that are improving the quality of life right in their local communities. We empower our Associates to determine the best ways for our Stores, SAM'S CLUBS and Distribution Centers to be involved locally. Consequently, associates direct the vast majority of our funding initiatives in their own communities.

Wal-Mart's community involvement approach is a unique one. Associates combine financial and volunteer support to assist organizations in making a positive difference. Many of our community involvement programs require and encourage our Associates to be directly involved with community non-profit organizations and their projects. When we support national causes, we require that funds stay in the local community to benefit the area where they are raised.

Associates combine volunteer support with Wal-Mart donations to assist various organizations in making a positive difference.

What We Fund
Our associates and customers know where Wal-Mart can help the most, and we take great pride in getting involved and seeing the results of our efforts in person. View Major Contributions.

Programs
Cash donations through Wal-Mart Stores, Inc. and the Wal-Mart & SAM'S CLUB Foundation exceeded a record $170 million in 2004. While we support many organizations and national causes, it has always been our goal to look for ways we can help improve the local communities where our Company associates and customers live. Some of our giving achievements for last year include:

- **Community Grants**
  In 2004, the Wal-Mart & SAM'S CLUB Foundation matched $61 million in grants for organizations in 3,500 communities, helping to support organizations large and small, from local schools, YMCA and other youth programs, fire departments, libraries and more.
- **Education**
  In 2004, 3,500 teachers and schools were honored through the Wal-Mart Teacher of the Year Program recognized as the largest teacher recognition program in the U.S. In excess of $4 million was given to schools in Wal-Mart communities through local, state and national teacher of the year awards. In addition to assisting teachers last year, Wal-Mart provided through its Sam Walton Community Scholarship program $6 million in scholarships to 6,000 high school seniors who began college in 2004.
- **Military Support**

Last year, Wal-Mart partnered with the Veterans of Foreign Wars Foundation (VFW) to provide 900,000 Communications Kits to servicemen and women that included free phone cards, stationery and envelopes to help them stay in touch with loved ones. The Company also made it possible for customers nationwide to send messages through Wal-Mart in-store kiosks in support of our military men and women.

- **Disaster Relief**
  Communities in need can't wait. That is why Wal-Mart has given millions each year to cities and small towns needing help due to unforeseen tragedies. Last fall, more than $7 million was given to assist communities and associates in hurricane ravaged areas of Florida and Alabama.
- **The World Of Medicine**
  Children's Miracle Network (CMN), a national organization that directs funding to children's hospitals across the country, has always been one of the greatest benefactors of Wal-Mart giving. Last year the Wal-Mart & SAM'S CLUB Foundation's provided $3.9 million in direct support of the Children's Miracle Network. In addition to this support, grants and donations raised through Wal-Mart and SAM'S CLUB stores nationwide gave $30 million to CMN in 2004.
- **Child Safety & Missing Children**
  Last year marked a milestone of 120 children being recovered as a direct result of Wal-Mart's Missing Children Boards. Since this partnership with the National Center for Missing and Exploited Children began in 1996, Wal-Mart stores have posted the pictures of more than 6,500 missing children, of which three out of four have been recovered. Wal-Mart also continues to promote Code Adam, a program created by Wal-Mart 10 years ago and used today by other businesses. The Code Adam procedure immediately alerts all employees to assist in finding children that are separated from their parents in a Wal-Mart or SAM'S CLUB.
- **Volunteerism Always Pays**
  As Wal-Mart grows into new markets, so does one of the largest volunteer programs in the U.S. Wal-Mart's associate volunteer program, Volunteerism Always Pays (V.A.P.), recorded 800,000 hours volunteered by associates in 2004. As a result of this volunteer activity, the program gave $5 million to organizations where Wal-Mart and SAM'S CLUB associates volunteered.

What Is Eligible?

- **501(c)3 organizations -** The agency must be in good standing with the IRS and will be verified electronically through the IRS website.
- **Schools -** Public, parochial and private. (501(c)3 guideline restrictions may apply.)
- **Religious Organizations -** Funding is directed to projects whose activities impact the general community, not a single group.
- **Government Agencies -** A funding confirmation letter from government body may be requested.
- **Civic and Veterans Groups -** Organizations must have a valid 501(c)4, 501(c)19 or 501(c)6 tax id number. Funds must be used for a project benefiting the community.

What Is Not Eligible?

- Annual meetings
- Capital campaigns
- Endowments
- Faith-based organizations whose projects primarily benefit their members or adherents
- Film and video projects
- Individuals
- Organizations outside the United States or Puerto Rico

- Political causes
- Program advertising
- Projects whose funds are used for benefit outside the local community
- Travel
- Programs outside Wal-Mart communities

The cornerstone of Wal-Mart Good. Works. community involvement effort is our Community Grant programs. All requests for funding must be directed to the Good. Works. Coordinator at your local Wal-Mart store, SAM'S CLUB, Neighborhood Market or Distribution Center. Proposals mailed directly to the Wal-Mart Foundation will not be considered. For more information about the Wal-Mart Foundation, call us at 800-530-9925.

HomePage > Education > Scholarships

Education

Education & Diversity

Scholarships
ASSOCIATE Scholarship FAQs | COMMUNITY Scholarship FAQs | REACH Scholarship FAQs | WALTON Scholarship FAQs | Tips for Submitting Scholarship Applications

Students In Free Enterprise

Teacher Of The Year
2006 National Winner | 2006 State Winners | 2006 Local Winners | How to Nominate Your Favorite Teacher

Wal-Mart LP Youth Outreach

New for 2007! Scholarship Applications Online



The deadline for 2007 Scholarship Application is now past.
Winners will be announced on or before April 25, 2007.
Non-winners will be notified by e-mail by May 1, 2007.

Watch this site in October 2007 for programs available for students attending fall 2008 semester.
For questions and correspondence regarding application status, use the contact information below.

TIPS for submitting a more successful application

Sam Walton COMMUNITY Scholarship

c/o Scholarship Program Administrators, Inc.
P.O. Box 22117, Nashville TN 37202-2117
Phone 866-851-3372
Fax (615) 523-7100
Email: https://www.scholarshipadministrators.net/EmailRequestForm.asp
Access Key: SWCS

COMMUNITY Scholarship Frequently Asked Questions

Higher REACH Scholarship

c/o Scholarship Program Administrators, Inc.
P.O. Box 22492, Nashville TN 37202
Fax (615) 320-3151
Phone (866)-524-7385
Email: https://www.scholarshipadministrators.net/EmailRequestForm.asp
Access Key: WALMT

REACH Scholarship Frequently Asked Questions

Wal-Mart ASSOCIATE Scholarship

c/o Scholarship Program Administrators, Inc.
P.O. Box 22492, Nashville TN 37202
Fax (615) 320-7100 Phone (866) 524-7385
Email: https://www.scholarshipadministrators.net/EmailRequestForm.asp
Access Key: WMAS

ASSOCIATE Scholarship Frequently Asked Questions

WALTON Family Foundation Scholarship

2007 applicants contact:
WALTON Family Foundation Scholarship
c/o Scholarship Program Administrators, Inc.
P.O. Box 22492, Nashville TN 37202
Phone (866)-524-7385 Fax (615) 320-3151
Email: https://www.scholarshipadministrators.net/EmailRequestForm.asp
Access Key: WFFS

2006 and prior recipients of this award contact:
Wal-Mart Corporate Giving
Attn: Scholarship Coordinator
702 SW 8th Street, Bentonville, AR 72716-0150
Corporate Giving Hotline at 1-800-530-9925

WALTON Scholarship Frequently Asked Questions

Exhibit E

WAL★MART

Contact Us | Feedba

Home > Community > Community Giving

Careers | Investors | Suppliers | Journalists

Our Company | People | Community | Environment

Search: Entire Site For: Go

Our Commitment

Community Giving

Local Store Designs

Disaster Relief

Wal-Mart Foundation


Community Giving

Back to Community Giving

Major Contributions

We are proud to be the largest corporate cash-giver in the U.S. Last year, cash contributions through Wal-Mart Stores, Inc. and the Wal-Mart and SAM'S CLUB Foundation exceeded $170 million and assisted more than 100,000 organizations. We support programs that benefit the people we care about most -- those who live and work in our communities.

Major Contributions: Foundation and Corporate

- $1 Million and Over
- American Cancer Society
- American Legion
- American Red Cross
- Boy Scouts
- Boys & Girls Clubs
- Children's Miracle Network
- Girl Scouts
- Laura Bush Library Foundation
- National Council of La Raza
- National Fish and Wildlife Foundation
- National Minority Supplier Development Council

Business Consortium Fund

- Salvation Army
- United Negro College Fund
- United Way
- Veterans of Foreign Wars Foundation

$500,000 - $999,999

- American Heart Association
- Big Brothers & Big Sisters
- Give Kids the World
- Special Olympics
- Young Men's Christian Association

Featured Video

Problem Report	Access De
Details	The site **htt fr_story=F** is not avail:

The Bush-Clinton Katrina Fund

Together to Help

See more in the Video Center›
Need help viewing this feature?›

Exhibit F

HomePage > Community

Community

Community Giving Stories
America's Second Harvest

Supporting Our Troops
Message Books For Troops | Veterans Day Wall of Honor | Operation Dear Abby | VFW $1 Million Matching Grant | VFW Article Reprint | World War II Memorial

Speaking Of Women's Health

Salvation Army Red Kettle Program

Hurricane Relief

Volunteerism Always Pays

United Way

Helen R. Walton Award

Disaster Relief
$2.5 Million To Be Given to Tsunami Victims | Helping Communities In Need | Water Donation Program

Community Grants
Safe Neighborhood Heroes Grant

Community Support

Helping Local Organizations through Community Grants

The Community Grant Program is the largest program funded by the Wal-Mart and SAM'S CLUB Foundation and includes both matching and direct grants. The Matching Grant program allows local nonprofit organizations to hold fundraisers outside their local Wal-Mart or SAM'S CLUB. Wal-Mart and SAM'S can elect to match a portion of the funds raised up to $1,000. Events held off the premises of a Wal-Mart store or SAM'S CLUB are also eligible for funding when a Wal-Mart or SAM'S CLUB associate is actively involved in the event. Additionally, once the Wal-Mart or SAM'S CLUB has met certain criteria in the Matching Grant Program each year, a second source of funding, direct grants, is awarded to the store / club to use in the community. These funds do not require a fundraiser to be held; instead the funds can be awarded directly to a deserving organization.

More than 80,000 grants, totaling $61 million, were awarded through the Community Grant program last year. Additional funds were also raised by participating community organizations who received matching funds.

Over $61 million was awarded through the Community Grant Program last year.

Organizations that may qualify to receive funding through the Matching Grant Program are 501(c)(3) non-profit organizations or organizations that are exempt from needing 501(c)(3) status, such as public schools, faith-based institutions such as churches (must be conducting a project that benefits the community at large), and government agencies.

To learn more about receiving a grant from your local Wal-Mart or SAM'S CLUB, please see the Community Involvement Coordinator at the location closest to you.

Kentucky Associates Work Together To Improve Their Communities

A total of 12 local Wal-Mart and SAM'S CLUB stores throughout Kentucky and Indiana came together on Tues., June 21, 2005 for one of the largest, beautification and volunteer projects organized by Service for Peace. The program, called "Wal-Mart Day of Service," involved more than 200 store associates and their families who volunteered their hard work and elbow grease to help this inner-city area with much-needed beautification work and TLC.



The "Wal-Mart Day of Service 2005" was one of the largest volunteer and community service efforts yet for the combined group of stores in the Louisville, Kentucky market. All Wal-Mart and SAM'S CLUB locations participate in several community service projects throughout the year. Wal-Mart is considered one of the largest community benefactors for local neighborhoods across the U.S., being the largest cash giver to charities and volunteering more than 800,000 hours last year.

Supporting Our Troops And Veterans

Wal-Mart and VFW Honor Those Who Serve

Our troops overseas face staggering perils with courage and determination every day. Their job is unquestionably one of the most difficult in the world. This is why we at Wal-Mart and SAM'S CLUB are doing everything we can to remind them that they are remembered, appreciated and supported at home.

Wal-Mart has partnered with organizations such as the VFW to make certain that our fellow Americans serving our country know that America supports them. Read on to see the ways in which we have taken up the challenge of keeping families connected with the gift of communication and meeting many of the needs of our brave men and women in the armed services.

Wal-Mart provided over $1 million to organizations providing support to families and local military installations!

Million Dollar Match to the Veterans of Foreign Wars Foundation On August 3, 2004, the Wal-Mart & SAM'S CLUB Foundation presented a $1 Million matching gift to the Veterans of Foreign Wars Foundation (VFW). The gift is being used to support the VFW's efforts to assist members of America's military, veterans and their families. This grant is helping the VFW to meet the monumental demand for services as the nation continues its global war on terrorism.

As a part of its $1 million matching gift to the VFW Foundation made last year, Wal-Mart with the VFW, announced on Monday, August 22, 2005, the disbursement of two new grants to help military families. Two checks for approximately $70,000 each were presented at the VFW National Conference in Salt Lake City, Utah. The disbursements are to the Unmet Needs Program, providing financial assistance to distressed military families, and to the Fisher House in San Antonio, Texas, which provides a home for families of the military's wounded.

Paralyzed Veterans of America Wal-Mart showed its support for the veterans of Arkansas and the United States by contributing a record $150,000 donation to an outdoors recreation endowment established by the Paralyzed Veterans of America (PVA) in December of 2004. The PVA's Outdoor Recreation Heritage Fund is designed to facilitate accessible traditional outdoor recreation for paralyzed veterans, their families, and others with disabilities.

Support for the Wounded Wal-Mart Stores, Inc. has worked with the VFW and contacts at military hospitals around the world that are treating the wounded to determine how we can best meet their immediate needs. We, along with some of our great vendors, provided sweat suits, underwear, t-shirts, carry-on bags and other items for the troops being transported to hospitals for care.

Water Donations When the need for bottled water is expressed by the military, Wal-Mart is responding by donating truckloads of water to troops that are being deployed to Iraq. In 2004, three truckloads of water were sent to March Air Force Base for the consumption of thousands of service men and women. Wal-Mart also donated 600,000 bottles of water for the dedication ceremony of the World War II Memorial Ceremony in May 2004. In January 2005, forty-four truckloads of donated water were sent to 10 military installations around the U.S. for military personnel deploying to Iraq and other international locations. Produced by Cott Beverages, the Wal-Mart "Donated Water" label and program is one of the latest efforts to support our military through the Wal-Mart & Sam's Club Foundation.

Secretary of Defense Employer Support Freedom Award The National Committee for Employer Support of the Guard and Reserve, in conjunction with the Secretary of Defense, honored Wal-Mart as a 2004 Secretary of Defense Employer Support Freedom Award recipient on September 21, 2004 in Washington, DC. The Secretary of Defense Employer Support Freedom Award was introduced to publicly recognize the significant contributions and sacrifices made by America's employers of Guardsmen and Reservists.

$1 Million to Support Families of the Troops In 2003 Wal-Mart Stores, Inc. gave more than $1 million to organizations providing support to the families of our troops. These organizations included: "Navy-Marine Corps Relief Society" Army Emergency Relief "Air Force Aid Society, Inc". "USO" Coast Guard Mutual Assistance

Baby Wipes

Baby Wipes Wal-Mart Stores, Inc. special-ordered 31 pallets of unscented baby wipes in June of 2003 for the troops based on requests being received by the Foundation.



An associate loads pallets of baby wipes for transport overseas.

The pallets were dropped directly in Kuwait. These were a welcome gift for those not having the luxury of bathing on a regular basis.Wal-Mart Receives "Corporate Patriotism Award" sponsored by the Employer Support for Guard & Reserve (ESGR)

Wal-Mart Stores, Inc. received the prestigious "Corporate Patriotism Award" sponsored by the Employer Support for Guard & Reserve (ESGR) at the 9th annual American Veteran Awards: Tribute to Freedom on November 21, 2003. This award is presented each year to a company that exhibits exceptional support and dedication to the ideals of AVA in raising awareness and support of U.S. service members and their families. The award is open to any American corporation who donates substantial resources, without corporate financial gain, in assisting veterans, active duty military and reservists.

Continuation of Many Benefits We proudly offer continuation of many benefits, including health benefits, for the duration of an Associate's military leave. We also offer supplemental pay, for the duration of military leave, to Associates called to active duty in an area that is subject to "hostile fire" or "imminent danger," as defined by Presidential Executive Order.

Email Messages of Support Customers nationwide can now use Wal-Mart's gift registry kiosks to send messages of support to men and women in the military. To date, hundreds of thousands of messages have been sent. We are proud that this idea came from one of our own associates in Pocomoke City, Maryland.

Local Support At the local level, our stores, clubs and distribution centers are spearheading a number of community projects depending on the needs in their areas. These projects range from adopting families whose loved ones are deployed, supporting organizations and schools where members of the community are looking for support.

In addition, Wal-Mart is proud to also provide a way to honor service men and women from their own communities on Veterans Day by providing a "Faces of Courage" display, Wall of Heroes, and a message book in each store.

To find out more about supporting our troops, visit the VFW's website at www.vfwfoundation.org or call the Foundation hotline at (800) 530-9925.

Community

Community Giving Stories
America's Second Harvest

Supporting Our Troops
Message Books For Troops | Veterans Day Wall of Honor | Operation Dear Abby | VFW $1 Million Matching Grant | VFW Article Reprint | World War II Memorial

Speaking Of Women's Health

Salvation Army Red Kettle Program

Hurricane Relief

Volunteerism Always Pays

United Way

Helen R. Walton Award

Disaster Relief
$2.5 Million To Be Given to Tsunami Victims | Helping Communities In Need | Water Donation Program

Community Grants
Safe Neighborhood Heroes Grant

Speaking of Women's Health

Take a pledge for better health at Wal-Mart

Women's health and well-being is a growing concern for all women, and women not only are responsible for their own health, but also make more than 70% of the health care decisions for their loved ones. For this reason, Wal-Mart is supporting Speaking of Women's Health, a nonprofit organization dedicated to Òeducating women to make informed decisions about their health, well-being and personal safety." At Wal-Mart, our goal is to provide women with a one-stop source of health and lifestyle information. Join women across the country as Speaking of Women's Health encourages everyone to TAKE A PLEDGE FOR BETTER HEALTH.

Speaking of Women's Health

Women across the country will be able to add health and wellness information to their shopping carts on October 15 when all local Wal-Mart stores will host a Speaking of Women's Health Community Health Event. Participants will be able to "stock up" on tips and information important to their health, including a free copy of the Speaking of Women's Health book, Simple Pledges: Building Blocks for Healthy Living. More than 4.5 million copies of the book will be given away for FREE, courtesy of the Speaking of Women's Health Foundation and its national sponsors.

The free books will be available on Saturday, October 15 at all Wal-Mart stores nationwide, while supplies last. In addition to the book giveaway, select Wal-Mart stores will host various health and wellness information stations and screenings where shoppers will be able to pick up health literature, receive free health screenings and product samples.

"This year's book combines what we hear from women across the country every day," states Dianne Dunkelman, president and founder of The National Speaking of Women's Health Foundation. "Women everywhere tell us they want to make changes in their lives which lead to better health. We know that far too often, women try to make too many changes at the same time and fail as a result. TAKE A PLEDGE FOR BETTER HEALTH encourages women to make small changes, which lead to big results. Who isn't motivated by success?Ó

The National Speaking of Women's Health Foundation is a nonprofit organization celebrating its 10th year. Its mission is to "educate women to make informed decisions about their health, well- being, and personal safety." Speaking of Women's Health is supported on a national level by corporations and foundations including Wal-Mart, P&G, Lifetime Television for Women, American Greetings, Ensure, Pfizer, Kellogg's, Hanes, Stouffer's Lean Cuisine, Schick Intuition, L'Oreal Paris, Maybelline New York/Garnier and Cadbury Schweppes Americas Beverages. For more information or to TAKE A PLEDGE FOR BETTER HEALTH, log on to www.speakingofwomenshealth.com.

WAL•MART Good. WORKS. We're committed to the communities we serve. We live here, too. And we believe good. works. WAL•MART SAM'S CLUB

Environment | Children | Community | Education | About Wal-Mart Good.Works | What We Fund | About Wal-Mart | Walmart.com

HomePage > Community > Salvation Army Red Kettle Program

Community

Community Giving Stories
America's Second Harvest

Supporting Our Troops
Message Books For Troops | Veterans Day Wall of Honor | Operation Dear Abby | VFW $1 Million Matching Grant | VFW Article Reprint | World War II Memorial

Speaking Of Women's Health

Salvation Army Red Kettle Program

Hurricane Relief

Volunteerism Always Pays

United Way

Helen R. Walton Award

Disaster Relief
$2.5 Million To Be Given to Tsunami Victims | Helping Communities In Need | Water Donation Program

Community Grants
Safe Neighborhood Heroes Grant

Doing The Most Good

Proud Partner of The Salvation Army for more than 20 years!



It's that time of year again! Wal-Mart and The Salvation Army will kick off another Christmas season together in front of our more than 3,900 locations. Last year, $26 million was collected for the Salvation Army in front of our stores and clubs. That amount accounts for nearly 25 percent of the total contributions to Red Kettle Campaign.

This year all Wal-Mart, Sam's Clubs and Neighborhood Markets will take part in "Bells Ringing Across America" to celebrate the company's continued support of the Salvation Army. On November 28 at 12:00-12:30 CST our associates will step outside and ring the bells to collect funds for those in need. The event will kickoff in Bentonville, Arkansas with Wal-Mart CEO Lee Scott joining Major George Hood from the Salvation Army. The Wal-Mart and Sam's Club Foundation will make a $1 million donation at the Red Kettle in front of the Bentonville store. An additional $250,000 will be contributed by the Wal-Mart and Sam's Club Foundation through the company's online Red Kettle, which will be accessible from www.walmart.com and www.samsclub.com.

Please join us and lend your support to The Salvation Army by contributing to our online Red Kettle. Your donation will help needy families right in your own neighborhood to get the support and hope they need and deserve.

Together with your help, we can Do The Most Good this Christmas season...

Wal-Mart Donates $20 Million for Hurricane Relief

Wal-Mart is leading the corporate drive to assist in relief efforts, with $17 million in cash donations to aid emergency relief efforts including $15 million to the Bush-Clinton Katrina Fund, $1 million to the Salvation Army and $1 million to the American Red Cross. Additionally, Wal-Mart provided $3.5 million worth of merchandise and in-kind donations throughout Mississippi, Louisiana and Texas to shelters and command centers. Wal-Mart has also supported those in need in Texas by contributing more than $1 million to Governor Perry's Hurricane Rita Fund.

Wal-Mart has raised more than $8.5 million in public contributions made directly by customers at our 3,800 Wal-Mart and SAM'S CLUB locations which have been distributed to relief organizations such as the American Red Cross, Salvation Army, Second Harvest, and state and local relief and recovery funds.

Hurricane Katrina

View the latest on Wal-Mart's support of the Hurricane Katrina relief effort.

Letters of Gratitude

Here are some other examples of how Wal-Mart has helped with relief efforts:

- Wal-Mart gave $20,000 in cash donations to assist various animal shelters and organizations taking in lost animals in hurricane impacted areas.
- So far, 2,450 Wal-Mart truck loads have been dispatched to communities throughout the Gulf States and Texas, including 100 truckloads of donated merchandise.
- Wal-Mart has provided its drivers and trucks in special instances to acquire and transport relief supplies, water, food and clothing donated by outside community members and organizations.
- 70 pallets of clothing were donated and shipped to World Vision's Gifts In Kind Warehouse in Dallas to help evacuees.
- Through Wal-Mart Photo Centers and Walmart.com, pictures of friends and loved ones were posted on-line for free at any store to assist in efforts to locate and find those who could be missing.
- Wal-Mart set up donation centers in various shelters to help arriving evacuees in need of personal health and beauty products, clothing, diapers, wipes, tooth brushes, as well as food and water-all donated by Wal-Mart.
- More than 150 Internet-ready computers were donated and delivered to shelters to help evacuees and families find each other via the Wal-Mart and Red Cross Web sites.

- Wal-Mart nationwide filled prescriptions, free of charge, to evacuees with emergency medicine needs and no money, even if they did not have a copy of their prescription.
- Provided products, free of charge, in hard hit areas, such as in Pass Christian and Waveland, Mississippi, where truckloads of water, ice and dry food were distributed to residents in conjunction with the National Guard. A mobile pharmacy was established when the store could not open in Waveland.
- Wal-Mart offered free check cashing in approximately 126 stores in the hurricane disaster area for an initial two-week period. This included government, payroll and insurance checks and computer-generated checks.
- In-store Gift Registry kiosks were made available to victims to sign up for items needed so that others across the country could see those needs and assist in purchasing and sending items to those persons.
- Donated the use of 25 vacant facilities in impacted states for relief efforts. Uses include evacuee shelters, supply depots, food pantry, a tent city for utility crews and even a dialysis clinic. The company also paid utilities on these facilities while in use.
- Established one of the first online Emergency Contact Services to be accessed through any in-store kiosk and through www.walmart.com and www.samsclub.com, helping the public to locate and communicate with their friends and family members. It has received more than 50,000 postings and more than 2.1 million visits.

WAL*MART Good. WORKS. We're committed to the communities we serve. We live here, too. And we believe good. works. WAL*MART SAM'S CLUB

Community

Community Giving Stories
America's Second Harvest

Supporting Our Troops
Message Books For Troops | Veterans Day Wall of Honor | Operation Dear Abby | VFW $1 Million Matching Grant | VFW Article Reprint | World War II Memorial

Speaking Of Women's Health

Salvation Army Red Kettle Program

Hurricane Relief

Volunteerism Always Pays

United Way

Helen R. Walton Award

Disaster Relief
$2.5 Million To Be Given to Tsunami Victims | Helping Communities In Need | Water Donation Program

Community Grants
Safe Neighborhood Heroes Grant

Volunteerism Always Pays

Giving. Helping. Doing



Associates give their time to Shawnee Park in 2005



At Wal-Mart Stores, Inc. we encourage our Associates to give back to the communities in which they live. One way we do this is through our Volunteerism Always Pays Program (VAP). This program encourages our Associates to get involved in charitable organizations that matter in their communities by making donations to these organizations on their behalf for the time they spend as a volunteer. Eligibility is based on the number of hours volunteered at the organization each quarter and the organization's non-profit status.

Since the inception of our VAP program in 1995, our associates have volunteered more than 5 million hours and the company has contributed more than $23 million to deserving organizations whose needs are identified by our associates. In 2005, more than 1 million hours were volunteered by our US based associates, benefiting more than 11,000 organizations across the country.

Wal-Mart is proud of the time our Associates spend volunteering in their communities. Below are examples of our Associates in action in their communities while utilizing the VAP program.

In April of 2006, SAM'S Club 6333 in Bangor, ME was honored by the Maine Commission for Community Service, the Maine Volunteer Connection and Governor & First Lady Baldacci for their community involvement and volunteerism efforts. Club 6333 is a 3-time recipient of the Helen Robson Walton Community Involvement Award and is the only club to ever receive it more than once.

In 2005, the Associates from this club volunteered more than 3,500 hours to benefit over 45 different organizations in their community! Because of the commitment to volunteerism that these associates exhibited, grants totaling $20,500 were given to organization in the Bangor Community.

Bridget Lindsay, an Associate from SAM'S Club 6333, is just one of the many associates who volunteer in their community. Bridget is on the steering committee for the March of Dimes, involved in her children's schools and PTO Groups, and participates in her local American Cancer Society Relay for Life. She also finds the time to volunteer with the Curran Homestead Living History Farm, Muscular Dystrophy, Bangor Humane Society, Cerebral Palsy, and is on the "Friendraising" committee for the Good Shepherd Food Bank.



Bridget, an Associate from SAM'S Club

Giving

WAL*MART good. WORKS.

We're committed to the communities we serve. We live here, too. And we believe good, works.

WAL*MART SAM'S CLUB

Environment | Children | Community | Education | About Wal-Mart Good.Works | What We Fund | About Wal-Mart | Walmart.com

HomePage > Community > United Way

Community

Community Giving Stories
America's Second Harvest

Supporting Our Troops
Message Books For Troops | Veterans Day Wall of Honor | Operation Dear Abby | VFW $1 Million Matching Grant | VFW Article Reprint | World War II Memorial

Speaking Of Women's Health

Salvation Army Red Kettle Program

Hurricane Relief

Volunteerism Always Pays

United Way

Helen R. Walton Award

Disaster Relief
$2.5 Million To Be Given to Tsunami Victims | Helping Communities In Need | Water Donation Program

Community Grants
Safe Neighborhood Heroes Grant

Wal-Mart & United Way Offer Support

What Matters in our Community

The United Way is a local non-profit organization that is dedicated to improving people's lives by mobilizing the caring power of communities. United Ways across the country activate community resources to make the greatest possible human impact. The United Way system includes approximately 1,400 community-based organizations. Each is independent, separately incorporated and governed by local volunteers.



Since 1983, United Way has been one of the corporately sponsored charities that Wal-Mart supports on a national level. The United Way campaign is an opportunity for our associates to give back to their local United Way and supported agencies. The company also matches any contribution made through payroll deduction dollar-for-dollar! In 2004, Wal-Mart and its associates contributed more than $20 million dollars through employee and company contributions to support local United Way chapters across the country.

For more information on United Way, visit their website at: www.unitedway.org.

A Force For Change

The Helen R. Walton Community Award

Since 1989, the prestigious Helen R. Walton Community Involvement Award has been presented annually to locations that exemplify outstanding community involvement. Only one SAM'S CLUB, one Distribution Center and one Wal-Mart store from each of our six divisions has the opportunity to garner this remarkable achievement.



Helen Walton with scholarship award students.

The Walton family have always championed the idea that giving back to local communities is not just the right thing to do, but should also be a fundamental commitment of their company. Wal-Mart believes that each store, club or logistics location has a responsibility to continue that legacy.

"Maybe the most important way in which we at Wal-Mart believe in giving something back," Sam Walton once said, "is through our commitment to using the power of this enormous enterprise as a force for change." We believe that when we take pride in where we live and extend a hand to our community, we are taking the steps necessary to improve the quality of life for everyone. And we believe that giving back locally can have an incredible positive impact not only in our hometowns, but also throughout the rest of the country and the world.

"Isn't it great, said Mr. Sam, "to see people do more than they ever dreamed they could do ... or you thought they could do. That's the fun of this business, as far as I'm concerned."

WAL*MART Good. WORKS. We're committed to the communities we serve. We live here, too. And we believe good. works. WAL*MART

Community

Community Disaster Relief

Extending A Hand To Our Hometowns

During times of natural disaster, the Wal-Mart Foundation, through our Wal-Mart and SAM'S CLUB locations, may provide community disaster relief funds to the local American Red Cross and / or Salvation Army chapters. Wherever there is a Wal-Mart or SAM'S CLUB location, the Wal-Mart Foundation can provide a cash donation to these organizations for immediate relief for our customers who we serve in the disaster areas. The Wal-Mart stores and SAM'S CLUB's will also assist directly by providing donations of needed supplies such as water and snacks during these times.

Community Support

Helping Local Organizations through Community Grants

The Community Grant Program is the largest program funded by the Wal-Mart and SAM'S CLUB Foundation and includes both matching and direct grants. The Matching Grant program allows local nonprofit organizations to hold fundraisers outside their local Wal-Mart or SAM'S CLUB. Wal-Mart and SAM'S can elect to match a portion of the funds raised up to $1,000. Events held off the premises of a Wal-Mart store or SAM'S CLUB are also eligible for funding when a Wal-Mart or SAM'S CLUB associate is actively involved in the event. Additionally, once the Wal-Mart or SAM'S CLUB has met certain criteria in the Matching Grant Program each year, a second source of funding, direct grants, is awarded to the store / club to use in the community. These funds do not require a fundraiser to be held; instead the funds can be awarded directly to a deserving organization.

More than 80,000 grants, totaling $61 million, were awarded through the Community Grant program last year. Additional funds were also raised by participating community organizations who received matching funds.

> Over $61 million was awarded through the Community Grant Program last year.

Organizations that may qualify to receive funding through the Matching Grant Program are 501(c)(3) non-profit organizations or organizations that are exempt from needing 501(c)(3) status, such as public schools, faith-based institutions such as churches (must be conducting a project that benefits the community at large), and government agencies.

To learn more about receiving a grant from your local Wal-Mart or SAM'S CLUB, please see the Community Involvement Coordinator at the location closest to you.

Exhibit G

Major Contributions: Foundation and Corporate

$1 Million and Over
- American Cancer Society
- American Legion
- American Red Cross
- Boy Scouts
- Boys & Girls Clubs
- Children's Miracle Network
- Girl Scouts
- Laura Bush Library Foundation
- National Council of La Raza
- National Fish and Wildlife Foundation
- National Minority Supplier Development Council, Business Consortium Fund
- Salvation Army
- United Negro College Fund
- United Way
- Veterans of Foreign Wars Foundation

$500,000 – $999,999
- American Heart Association
- Big Brothers & Big Sisters
- Give Kids the World
- Special Olympics
- Young Men's Christian Association

$100,000 - $499,999
- American Diabetes Association
- Cancer Research and Prevention Foundation
- Close Up Foundation
- Congressional Black Caucus Foundation
- Congressional Hispanic Caucus Institute
- Habitat for Humanity
- Junior Achievement
- Juvenile Diabetes Research Foundation
- National Association for the Advancement of Colored People
- National Center for Missing and Exploited Children
- National Society to Prevent Blindness (Prevent Blindness America)
- National Urban League
- Students in Free Enterprise
- Susan G. Komen Breast Cancer Foundation
- Thurgood Marshall Scholarship Fund

Arkansas Giving

According to the University of Arkansas, the Fayetteville-Springdale-Rogers (Arkansas) metropolitan area should grow 96 percent between 2002 and 2025 to a population of 722,327. Benton County (Arkansas) alone will become the most populous in the state, reaching 401,635 people. The tremendous growth surrounding the Wal-Mart Home Office in Bentonville, Arkansas, has encouraged the company to make key donations in the area. Below are some of the major contributions made recently in Arkansas:

$1 Million and Over
- Bentonville Library Foundation
- Mercy Hospital System of Northwest Arkansas Inc.
- University of Arkansas Foundation Inc.

Over $100,000
- Arkansas Single Parent Scholarship Fund Program
- Bentonville Bella Vista Trailblazers Association
- Fayetteville Public Library Foundation
- Helen Walton Child Development Center
- Northwest Arkansas Children's Shelter Inc.
- Rogers Little Theater
- Walton Arts Center

Note: In addition to corporate and foundation gifts, recipients' totals include aggregate giving from Wal-Mart stores, SAM'S CLUBS, Neighborhood Markets and distribution centers and may be inclusive of more than one chapter, division, or segment of similar organizations.

STEVEN J. MILLOY

ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

February 5, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores Inc.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC") in response to the January 24, 2007 request by Wal-Mart Stores Inc. ("Wal-Mart" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Wal-Mart's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

NLPC believes the Proposal is not excludable for any of the reasons claimed by Wal-Mart.

I. The Staff has previously denied a no-action request on a substantially similar proposal.

The Proposal is substantially similar to that in *PepsiCo Inc. (March 3, 2006)* in which the Staff ruled that the company could not exclude a proposal requesting a report on the company's charitable contributions. The instant Proposal is substantially the same as in the proposal in *PepsiCo.* The Proposal only differs from the *PepsiCo* proposal in that it requests less information than the proposal in *PepsiCo.* Since the Staff previously refused to exclude the broader proposal in *PepsiCo,* the instant Proposal should not be excludable.

II. Wal-Mart has not substantially implemented the Proposal.

Wal-Mart concedes that it does not disclose grants of less than $500,000. According to its letter of January 24, 2007 (p. 3)

> While the website does not provide a list of grant recipients under the Company's Corporate Giving Program, which number in the tens of thousands in any year, it does identify the largest

> beneficiaries of Wal-Mart's donations, disclosing which organizations have received over $1,000,000 and between $500,000 and $999,999.

Thus, a significant percentage, and perhaps a majority, of Wal-Mart's corporate may be undisclosed.

Moreover, even for the grants of $500,000 and up that are disclosed, Wal-Mart does not differentiate, and appears to aggregate, gifts from both the Company and the Wal-Mart Foundation. Its letter states (p. 2)

> ...Corporate Giving Program, which includes the Wal-Mart Foundation and direct giving by the Company.

The Wal-Mart Foundation is a separate legal entity so shareholders are unable to know to what extent these gifts are underwritten by shareholder assets.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Wal-Mart's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Wal-Mart and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Wal-Mart. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Wal-Mart or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Wal-Mart's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Samuel A. Guess, Wal-Mart
Peter Flaherty, NLPC

RECEIVED

2007 MAR -6 PM 4:15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WAL-MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

March 5, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter in response to the letter, dated February 5, 2007 (the "Response Letter"), by Mr. Steven J. Milloy on behalf of the National Legal and Policy Center (the "Proponent"). Mr. Milloy's letter was sent in response to the Company's letter to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated January 24, 2007 (the "Request Letter"), requesting that the Staff confirm that it would not recommend to the Securities and Exchange Commission that any enforcement action be taken if Wal-Mart excludes the Proponent's shareholder proposal (the "Proposal") from its 2007 Proxy Materials for the reasons described in the Request Letter. Six copies of this letter are enclosed.

I. Background.

The Proposal requests a report on: (i) Wal-Mart's policies and procedures for charitable contributions with corporate assets, (ii) Wal-Mart's monetary and non-monetary contributions made to nonprofit and other charitable organizations, and (iii) the rationale for each charitable contribution. In the Request Letter, Wal-Mart noted that it believes that the very substantial disclosures it already makes on its corporate Web site and the Web site of the Wal-Mart Foundation (the "Foundation") substantially implement the requirements of the Proposal and therefore Wal-Mart is entitled to exclude the Proposal from its 2007 Proxy Materials based on the provisions of Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended.

The Response Letter argues that Wal-Mart may not exclude the Proposal for two reasons: (i) in a previous no-action letter response by the Staff, PepsiCo, Inc. (available March 3, 2006), the Staff did not concur that PepsiCo, Inc. could exclude a proposal (the "PepsiCo Proposal") asking for a report on charitable contributions that would have required more disclosure by PepsiCo, Inc. than the Proposal asks for from the Wal-Mart, and therefore, Wal-Mart should not be permitted to exclude the Proposal from its 2007 Proxy Materials and (ii) the allegation that the Company has not substantially implemented the Proposal as a result of not disclosing any charitable contributions in amounts below $500,000.

II. Response to the Response Letter's Arguments.

A. <u>The PepsiCo Letter is not applicable to Wal-Mart's request to exclude the Proposal</u>.

The Response Letter argues that the PepsiCo Proposal is substantially similar to, if broader than, the Proposal and states that "[s]ince the Staff refused to exclude the broader proposal in PepsiCo, the instant Proposal should not be excludable." The determination of whether the Proposal has been substantially implemented by Wal-Mart and is thus excludable under Rule 14a-8(i)(10) is not a matter controlled by whether PepsiCo, Inc. was considered to have substantially implemented the PepsiCo Proposal. Rather, it is a matter of whether, based on the requirements of the shareholder proposal in question, Wal-Mart has substantially implemented the Proposal.

The Response Letter is also incorrect in comparing the PepsiCo Proposal to the Proposal. The PepsiCo Proposal is not substantially similar to the Proposal. In addition to requiring the information that would be required by the Proposal, the PepsiCo Proposal required disclosure of the personnel at PepsiCo, Inc. involved in making the contribution decisions and, to the extent possible, the actual or estimated benefits of the contributions to PepsiCo, Inc. and the beneficiaries of the contributions. These last two requirements would have called for substantial additional information to be provided to the shareholders of PepsiCo, Inc. in addition to the information the Proposal would have Wal-Mart provide to its shareholders. Thus, the two proposals are not substantially similar.

B. <u>Wal-Mart has substantially implemented the Proposal</u>.

The Response Letter argues that the Company has not substantially implemented the Proposal, stating that the Company only discloses contributions of $500,000 and up and that it does not differentiate between the giving by the Company and the Wal-Mart Foundation, and therefore, shareholders cannot understand what contributions by the Wal-Mart Foundation are funded with shareholder assets. However, as noted in the Request Letter information on the Wal-Mart Foundation's Web site, a copy of which was attached to the Request Letter as <u>Exhibit G</u>, shows that Wal-Mart also reports the major gifts it has made, directly or through the Wal-Mart Foundation (which is funded by Wal-Mart), that are between $100,000 and $499,000. The information included on this Web site has been updated. As a result, an amended Exhibit G is attached to this letter as Exhibit G-1.

In addition, Wal-Mart makes many more disclosures concerning its charitable contributions at its Web sites at www.walmartstores.com and www.walmartfacts.com, and on the Wal-Mart Foundation's Web site. For example, Wal-Mart discloses the $1,000 grants given to each of more than 4,000 schools each year as a part of its Teacher of the Year Program, as well as the $10,000 grants to the schools of the state teachers of the year annually. Wal-Mart also discloses on that Web site that every Wal-Mart store and SAM'S CLUB annually give two $1,000 academic scholarships to high school seniors. In addition, Wal-Mart regularly issues press releases regarding the specific contributions that it makes. Many of those press releases relate to contributions of less than $500,000 and are easily reviewed on Wal-Mart's corporate Web site.

As discussed in the Request Letter, it is well-established that substantial implementation of a proposal does not require a detail-by-detail implementation of the Proposal. Only substantial, not exact, implementation of a proposal is required in order for the registrant to be permitted to exclude that proposal under Rule 14a-8(i)(10). As the Response Letter makes clear, the Proponent wants Wal-Mart to report to its shareholders how corporate assets are used to make charitable contributions. Wal-Mart believes that the substantial amount of information that it provides to the public substantially achieves that goal, making Wal-Mart's shareholders aware of how corporate assets are deployed for charitable purposes. Providing a report that describes every one of the more than 100,000 contributions that the Company makes from year to year would not substantially improve the understanding of Wal-Mart's charitable giving program that Wal-Mart's shareholders can now gain by reviewing the information Wal-Mart already provides to the public.

For the reasons stated above, Wal-Mart believes that the Proponent's second reason for denying Wal-Mart no-action relief is without any foundation in fact and does not serve to refute Wal-Mart's contention that the Proposal has been already substantially implemented.

III. Conclusion.

Based on the foregoing and in the Request Letter, Wal-Mart hereby reiterates its request that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials.

Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

Enclosures

Exhibit G-1

Major Contributions: Foundation and Corporate

$1 Million and Over

- American Cancer Society
- American Legion
- American Red Cross
- Boy Scouts
- Boys & Girls Clubs
- Bush-Clinton Katrina Fund
- Children's Miracle Network
- Girl Scouts
- Laura Bush Library Foundation
- Martin Luther King, Jr. Memorial
- National Council of La Raza
- National Fish and Wildlife Foundation
- National Minority Supplier Development Council, Business Consortium Fund
- Salvation Army
- United Negro College Fund
- United Way
- Veterans of Foreign Wars Foundation

$500,000 - $999,999

- American Heart Association
- Big Brothers & Big Sisters
- Give Kids the World
- Speaking of Women's Health
- Special Olympics
- Young Men's Christian Association

$100,000 - $499,999

- American Diabetes Association
- America Supports You
- Cancer Research and Prevention Foundation
- Close Up Foundation
- Congressional Black Caucus Institute
- Habitat for Humanity
- Junior Achievement

- Juvenile Diabetes Research Foundation
- National Association for the Advancement of Colored People
- National Center for Missing and Exploited Children
- National Society to Prevent Blindness (Prevent Blindness America)
- National Urban League
- Students In Free Enterprise
- Susan G. Komen Breast Cancer Foundation
- Thurgood Marshall Scholarship Fund

Arkansas Giving

According to the University of Arkansas, the Fayetteville-Springdale-Rogers (Arkansas) metropolitan area should grow 96 percent between 2002 and 2025 to a population of 722,327. Benton County (Arkansas) alone will become the most populous in the state, reaching 401,635 people. The tremendous growth surrounding the Wal-Mart Home Office in Bentonville, Arkansas, has encouraged the company to make key donations in the area. Below are some of the major contributions made in Arkansas:

$1 Million and Over

- Bentonville Library Foundation
- Mercy Hospital System of Northwest Arkansas Inc.
- University of Arkansas Foundation Inc.

Over $100,000

- Arkansas Single Parent Scholarship Fund Program
- Bentonville Bella Vista Trailblazers Association
- Fayetteville Public Library Foundation
- Helen Walton Child Development Center
- Northwest Arkansas Children's Shelter Inc.
- Rogers Little Theater
- Walton Arts Center

Note: In addition to corporate and foundation gifts, recipients' totals include aggregate giving from Wal-Mart Stores, Sam's Clubs, Neighborhood Markets and Distribution Centers and may be inclusive of more than one chapter, division, or segment of similar organization.

END